Exhibit 99.1

Cenovus announces cash tender offers for certain outstanding notes

Tender offers demonstrate commitment to continued debt reduction

Calgary, Alberta (June 4, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today that it has commenced cash tender offers (the “Tender Offers”) for up to US$500 million aggregate principal amount (the “Maximum Amount”) of its 4.450% Notes due 2042, 5.200% Notes due 2043, 3.000% Notes due 2022, 4.250% Notes due 2027, 5.250% Notes due 2037, 5.400% Notes due 2047 and 3.800% Notes due 2023 (collectively, the “Notes”). The Tender Offers are being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”) and related Letter of Transmittal (the “Letter of Transmittal”). The Tender Offers are open to all registered holders (individually, a “Holder” and collectively, the “Holders”) of the Notes.

The Tender Offers support Cenovus’s continued focus on deleveraging its balance sheet. Debt reduction continues to be a top priority for Cenovus in 2019 after funding its sustaining capital requirements and maintaining its current dividend level. As a result of the company’s recent strong operating and financial performance, Cenovus plans to use internally generated cash for these Tender Offers.

Notes validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on June 17, 2019 (the “Early Tender Date”) will be eligible to receive the applicable Total Consideration (as defined in the Offer to Purchase), which includes the applicable Early Tender Payment (as defined in the Offer to Purchase). The applicable Total Consideration per US$1,000 principal amount of the Notes will be an amount based on the yield to maturity of the U.S. Treasury reference securities specified in the table below (the “UST Reference Security”), as determined at 10:00 a.m., New York City time, on June 18, 2019 (unless otherwise extended as described in the Offer to Purchase), plus a fixed spread, calculated in accordance with the Offer to Purchase.

Notes validly tendered after the Early Tender Date but at or prior to 12:00 midnight, New York City time, at the end of the day on July 1, 2019 (the “Expiration Date”) will be eligible to receive the applicable tender offer consideration (the “Tender Offer Consideration”), which is the applicable Total Consideration minus the applicable Early Tender Payment specified in the table below.

In addition to the Total Consideration or Tender Offer Consideration, as applicable, Holders of Notes accepted for purchase will receive accrued and unpaid interest on those Notes from the last interest payment date with respect to those Notes to, but not including, the Early Settlement Date (as defined in the Offer to Purchase, and which may occur as early as June 19, 2019) or the Final Settlement Date (as defined in the Offer to Purchase, and which is expected to occur on July 3, 2019), as applicable.

Certain details regarding the Tender Offers are set forth in the table below:

Title of Notes	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level	UST Reference Security	Bloomberg Reference Page	Fixed Spread (bps)	Early Tender Payment(1)	Hypothetical Total Consideration(2)
4.450% Notes due 2042	15135UAH2/ US15135UAH23	US$673,825,000	1	3.000% UST due 2/15/2049	PX1	230	US$30.00	US$944.27
5.200% Notes due 2043	15135UAK5/ US15135UAK51	US$300,174,000	2	3.000% UST due 2/15/2049	PX1	265	US$30.00	US$999.64
3.000% Notes due 2022	15135UAG4/ US15135UAG40	US$500,000,000	3	2.125% UST due 5/15/2022	PX1	90	US$30.00	US$1,007.41
4.250% Notes due 2027	15135UAL3/ US15135UAL35; 15135UAM1/ US15135UAM18; C23555AF9/ USC23555AF96	US$961,851,000	4	2.375% UST due 5/15/2029	PX1	190	US$30.00	US$1,015.99
5.250% Notes due 2037	15135UAP4/ US15135UAP49; 15135UAN9/ US15135UAN90; C23555AG7/ USC23555AG79	US$641,502,000	5	3.000% UST due 2/15/2049	PX1	263	US$30.00	US$1,007.75
5.400% Notes due 2047	15135UAQ2/ US15135UAQ22; 15135UAR0/ US15135UAR05; C23555AH5/ USC23555AH52	US$831,665,000	6	3.000% UST due 2/15/2049	PX1	275	US$30.00	US$1,014.09
3.800% Notes due 2023	15135UAJ8/ US15135UAJ88	US$450,000,000	7	2.000% UST due 5/31/2024	PX1	120	US$30.00	US$1,026.94
[1]	Per US$1,000 principal amount of Notes tendered and accepted for purchase at or prior to the Early Tender Date.
[2]

Per US$1,000 principal amount and includes the Early Tender Payment. See Annexes A and B to the Offer to Purchase for more information on the calculation of the Total Consideration for the Notes, including the calculations of the hypothetical Total Consideration for such Notes.

Holders who tender their Notes at or prior to 5:00 p.m., New York City time, on June 17, 2019 (such date and time, as it may be extended, the “Withdrawal Deadline”) may withdraw such tendered Notes at any time at or prior to the Withdrawal Deadline. Following the Withdrawal Deadline, Holders who have tendered their Notes (whether before, on or after the Withdrawal Deadline) may not withdraw such Notes unless Cenovus is required to extend withdrawal rights under applicable law. Acceptance of tendered Notes will be purchased based on the acceptance priority levels applicable to the relevant series and may be subject to proration, in each case as described in the Offer to Purchase. Cenovus reserves the right, but is not obligated, to increase the Maximum Amount without extending withdrawal rights, subject to compliance with applicable law.

Cenovus expressly reserves the right, in its sole discretion, subject to applicable law, to amend or terminate the Tender Offers at any time. The Tender Offers are not conditioned on any minimum principal amount of Notes being tendered, but the Tender Offers are subject to certain general conditions as described in the Offer to Purchase.

Cenovus has retained Barclays Capital Inc. and MUFG Securities Americas Inc. to act as Dealer Managers for the Tender Offers. D.F. King & Co., Inc. has been retained to act as the Tender and Information Agent for the Tender Offers. For additional information regarding the terms of the Tender Offers, please contact Barclays Capital Inc. at (800) 438-3242 (toll free)

or (212) 528-7581 (collect) or MUFG Securities Americas Inc. at (877) 744-4532 (toll-free) or (212) 405-7481 (collect). Requests for documents and questions regarding the tendering of Notes may be directed to D.F. King & Co., Inc. either by email at cve@dfking.com, or by phone (212) 269-5550 (for banks and brokers only) or (866) 796-7182 (for all others toll free).

This news release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Tender Offers are being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal made available to Holders of the Notes. None of Cenovus, the Dealer Managers, the Tender and Information Agent or the trustee with respect to the Notes, or any of their respective affiliates, is making any recommendation as to whether or not Holders should tender or refrain from tendering all or any portion of their Notes in response to the Tender Offers. Holders are urged to evaluate carefully all information in the Offer to Purchase and the related Letter of Transmittal, consult their own investment and tax advisers and make their own decisions whether to tender Notes in the Tender Offers, and, if so, the principal amount of Notes to tender.

Forward-Looking Information

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking statements include statements regarding the terms and timing for completion of the Tender Offers, including the acceptance for purchase of any Notes validly tendered and the expected Early Tender Date, Expiration Date and the Early Settlement Date and the Final Settlement Date; the potential increase to the Maximum Amount; the satisfaction or waiver of certain conditions of the Tender Offers; and Cenovus’s plan to use internally generated cash for these Tender Offers. Forward-looking information in this document is identified by words such as “believe”, “expect”, “plan”, “should”, “potential”, “capacity”, “strategy”, “target”, “focus” or similar expressions and includes suggestions of future outcomes, including statements about Cenovus’s strategy.

Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: the successful and timely completion of the Tender Offers, and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus’s material risk factors, see “Risk Management and Risk Factors” in Cenovus’s most recent annual and quarterly Management’s Discussion & Analysis (MD&A), and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751

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